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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                   May 6, 2002

                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Exact name of registrant as specified in its charter)

                                 SAP CORPORATION
              SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
                 (Translation of registrant's name into English)

                                Neurottstrasse 16
                                 69190 Walldorf
                           Federal Republic of Germany
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F    [X]              Form 40-F    [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes          [ ]              No           [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


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                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

                                    FORM 6-K

On May 3, 2002, SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany ("SAP"), issued a press release announcing the results of its annual general meeting held on May 3, 2002 (the "Press Release"). The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Included in the press release and as announced at the annual general shareholders' meeting, SAP has changed its certifying accountants as follows.

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT. SAP's Supervisory Board decided on May 2, 2002 to no longer engage ARTHUR ANDERSEN
Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH ("Andersen") as SAP's independent public accountants and proposed KPMG Deutsche
Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft
("KPMG") to serve as SAP's independent public accountants for 2002. The appointment of KPMG was ratified by SAP's shareowners at the 2002 annual meeting on May 3, 2002.

Andersen's reports on the Company's consolidated financial statements for each of the years ended 2001, 2000 and 1999 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2001, 2000 and 1999 and through May 3, 2002, there were no disagreements with Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Arthur Andersen with a copy of the foregoing disclosures. Attached as Exhibit 16 is a copy of Andersen's letter, dated May 6, 2002, -stating its agreement with such statements.

During SAP's two most recent fiscal years and through the date of this Form 6-K, SAP did not consult KPMG with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on SAP's consolidated financial statements, or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K. ITEM 7.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to


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publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.


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                                    EXHIBITS

Exhibit No.    Exhibit
-----------    -------

16             Letter from ARTHUR ANDERSEN Wirtschaftsprufungsgesellschaft
               Steuerberatungsgesellschaft mbH to the Securities and Exchange
               Commission dated May 6, 2002.

99.1           Press Release dated May 3, 2002



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          SAP AKTIENGESELLSCHAFT SYSTEME,
                                          ANWENDUNGEN, PRODUKTE IN DER
                                          DATENVERARBEITUNG
                                          (Registrant)



                                          By: /s/ Henning Kagermann
                                              ----------------------------------
                                              Name:  Prof. Dr. Henning Kagermann
                                              Title: CEO and Co-Chairman



                                          By: /s/ Werner Brandt
                                              ----------------------------------
                                              Name:  Dr. Werner Brandt
                                              Title: CFO

Date: May 6, 2002





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                                  EXHIBIT INDEX

Exhibit No.    Exhibit
-----------    -------

16             Letter from ARTHUR ANDERSEN Wirtschaftsprufungsgesellschaft
               Steuerberatungsgesellschaft mbH to the Securities and Exchange
               Commission dated May 6, 2002.

99.1           Press Release dated May 3, 2002
